[BIOSANTE LETTERHEAD]

June 8, 2010

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 6010

Washington, DC  20549

Attn:  Scot Foley (Mail Stop 4720)

Re:	BioSante Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-166859
Filed May 21, 2010

Ladies and Gentlemen:

We hereby request that the effectiveness of the above-referenced registration statement be accelerated to 3:00 p.m., Eastern Time, on June 10, 2010, or as soon thereafter as is practicable.

In connection with your letter to me dated May 19, 2010, BioSante Pharmaceuticals, Inc. acknowledges that:

1.               BioSante is responsible for the adequacy and accuracy of the disclosure in the filing;

2.               staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.               BioSante may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Phillip B. Donenberg

Phillip B. Donenberg
Chief Financial Officer, Treasurer and Secretary